SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

SMART Modular Technologies (WWH), Inc.
(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value
(Title of Class of Securities)
G82245 10 4
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_________________________

*  The remainder of this cover page shall be filled out for a reporting person´s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors III, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,526,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,526,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,526,283(1)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3%(2)
12.		TYPE OF REPORTING PERSON* CO

_________________________

1     The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Persons (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. As of December 31, 2007, the Reporting Persons beneficially through the TPG Funds (as defined below) owned 9,810,513 Shares, representing 16.1% of the issued and outstanding Shares as reported on the Issuer's Form 10-Q filed January 4, 2008.

2     Based on a total of 60,889,911 Shares outstanding as of December 28, 2007 as reported on the Issuer´s Form 10-Q filed January 4, 2008.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Advisors IV, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,526,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,526,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,526,283 (3)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3% (4)
12.		TYPE OF REPORTING PERSON CO

________________________

3      The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Persons (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. As of December 31, 2007, the Reporting Persons beneficially through the TPG Funds (as defined below) owned 9,810,513 Shares, representing 16.1% of the issued and outstanding Shares as reported on the Issuer's Form 10-Q filed January 4, 2008.

4      Based on a total of 60,889,911 Shares outstanding as of December 28, 2007 as reported on the Issuer´s Form 10-Q filed January 4, 2008.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) T(3) Advisors II, Inc.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONWITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,526,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,526,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,526,283 (5)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3% (6)
12.		TYPE OF REPORTING PERSON CO

 _________________________

5      The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Persons (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. As of December 31, 2007, the Reporting Persons beneficially through the TPG Funds (as defined below) owned 9,810,513 Shares, representing 16.1% of the issued and outstanding Shares as reported on the Issuer's Form 10-Q filed January 4, 2008.

6      Based on a total of 60,889,911 Shares outstanding as of December 28, 2007 as reported on the Issuer´s Form 10-Q filed January 4, 2008.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Bonderman
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONWITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,526,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,526,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,526,283 (7)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3% (8)
12.		TYPE OF REPORTING PERSON IN

 ________________________

7      The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Persons (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. As of December 31, 2007, the Reporting Persons beneficially through the TPG Funds (as defined below) owned 9,810,513 Shares, representing 16.1% of the issued and outstanding Shares as reported on the Issuer's Form 10-Q filed January 4, 2008.

8     Based on a total of 60,889,911 Shares outstanding as of December 28, 2007 as reported on the Issuer´s Form 10-Q filed January 4, 2008.

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CUSIP No. G82245 10 4		13G/A
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James G. Coulter
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONWITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 24,526,283
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 24,526,283
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,526,283 (9)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.3% (10)
12.		TYPE OF REPORTING PERSON IN

 ________________________

9      The number of Shares (as defined below) and percentage ownership reported herein by the Reporting Persons (as defined below) also includes Shares beneficially owned by other Shareholders (as defined below) as described in Item 4. As of December 31, 2007, the Reporting Persons beneficially through the TPG Funds (as defined below) owned 9,810,513 Shares, representing 16.1% of the issued and outstanding Shares as reported on the Issuer's Form 10-Q filed January 4, 2008.

10      Based on a total of 60,889,911 Shares outstanding as of December 28, 2007 as reported on the Issuer´s Form 10-Q filed January 4, 2008.

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Item 1(a).	Name of Issuer:

SMART Modular Technologies (WWH), Inc. (the “Issuer”).

Item 1(b).	Address of Issuer´s Principal Executive Offices:

4211 Starboard Drive, Fremont, CA 94538

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed by TPG Advisors III, Inc. (“Advisors III”), TPG Advisors IV, Inc. (“Advisors IV”), T(3) Advisors II, Inc. (“T(3) Advisors II” and, together with Advisors III and Advisors IV, the “Advisors Entities”), David Bonderman and James G. Coulter (collectively, the “Reporting Persons”). Advisors III, Advisors IV and T(3) Advisors II, through the investment funds controlled by them, indirectly control TPG III SM, LLC, TPG IV SM, LLC and T(3) II SM, LLC (collectively, the “TPG Funds”), respectively, which directly own certain Shares of the Issuer. Mr. Bonderman and Mr. Coulter are officers and directors of, and together are the sole shareholders of, each of the Advisors Entities. Because of Mr. Bonderman’s and Mr. Coulter’s relationships with the Advisors Entities, and because of the Advisors Entities’ relationships with the TPG Funds, the Reporting Persons may be deemed to beneficially own the Shares of the Issuer owned by the TPG Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is as follows:

c/o TPG Capital, L.P.

301 Commerce St., Suite 3300

Fort Worth, TX 76102

Item 2(c).	Citizenship:

See Item 4 of each of the cover pages.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.00016667 (the “Shares”)

Item 2(e).	CUSIP Number:

G82245 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

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(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4.	Ownership. (11)

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each of the cover pages.(11)
(b)	Percent of class: See Item 11 of each of the cover pages.
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.
	(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.
	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.
	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a) hereto

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(11) As a result of the Shareholders´ Agreement (the “Shareholders´ Agreement”) among the TPG Funds, Francisco Partners, L.P., Francisco Partners Fund A, L.P., FP Annual Fund Investors, L.L.C., Shah Capital Partners L.P., Patel Family Partners, L.P. and WestRiver Capital, LLC (collectively, the “Shareholders”) beneficial ownership for all Shares held by the Shareholders is ascribed to each Shareholder and the Shareholders may be deemed to be a group for the purposes of Rule 13d-3.

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Item 8.	Identification and Classification of Members of the Group. (11)

See Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

TPG Advisors III, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

TPG Advisors IV, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

T(3) Advisors II, Inc.
By: /s/ Clive D. Bode
Name:	Clive D. Bode
Title:	Vice President

David Bonderman

By: /s/ Clive D. Bode
Name:	Clive D. Bode on behalf of David Bonderman (12)

James G. Coulter

By: /s/ Clive D. Bode
Name:	Clive D. Bode on behalf of James G. Coulter (13)

 _________________________

(12) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to the authorization and designation letter dated August 31, 2006, previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 1, 2007.

(13) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to the authorization and designation letter dated August 31, 2006, previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 1, 2007.

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Exhibit Index

Exhibit 1	Identification and Classification of Members of the Group
Exhibit 2	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934.*

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* Incorporated herein by reference to the Agreement of Joint Filing, dated as of November 12, 2007, which was previously filed with the Commission as Exhibit 1 to the Schedule 13D filed on November 13, 2007 (SEC File No. 005-57845) by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., T(3) Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., David Bonderman and James G. Coulter.

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